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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 11)(1)

                             TRANSMEDIA NETWORK INC.
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                                (Name of Issuer)

                     Common Stock, $.02 Par Value Per Share
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                         (Title of Class of Securities)

                                   893767-30-1
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                                 (CUSIP Number)

                            Stephen P. Farrell, Esq.
                           Morgan, Lewis & Bockius LLP
                       101 Park Avenue, New York, NY 10178
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 18, 2000
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             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.   893767-30-1                     13D       Page  2  of   5    Pages
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     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Melvin Chasen

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                    (b) /X/

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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*

                       Not applicable.

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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                        / /

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America

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                         7     SOLE VOTING POWER

      NUMBER OF                       0 shares of Common Stock
       SHARES
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY
        EACH             8     SHARED VOTING POWER
      REPORTING
     PERSON WITH                      779,839 shares of Common Stock

                        --------------------------------------------------------

                         9     SOLE DISPOSITIVE POWER

                                      0 shares of Common Stock

                        --------------------------------------------------------

                        10    SHARED DISPOSITIVE POWER

                                      779,839 shares of Common Stock

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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       779,839 shares of Common Stock

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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      / /
              CERTAIN SHARES*

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.7%

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     14       TYPE OF REPORTING PERSON*

                       IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.   893767-30-1                     13D       Page  3  of   5    Pages
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         This Amendment No. 11 to Schedule 13D relates to the common stock, par value $.02 per share ("Common Stock"), of Transmedia Network Inc. (the "Issuer"). Items 2 and 5 of the Schedule 13D are hereby amended to read in their entirety as follows:

Item 2.  Identity and Background.

         Melvin Chasen is a partner of Evolution Consulting Group, Inc. Evolution Consulting Group, Inc. primarily offers consulting services in the marketing industry and is also an active investor in those companies that it makes investments. Correspondence should be directed to: Melvin Chasen, c/o Evolution Consulting Group, Inc. at 1200 North Federal Highway, Suite 211, Boca Raton, Florida 33421.

         During the last five years, Melvin Chasen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Melvin Chasen is a citizen of the United States of America.

         Based upon information contained herein, Melvin Chasen may be deemed to be part of a group with the Purchaser (as hereinafter defined); however, Melvin Chasen disclaims being a part of any such group.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated as follows:

         (a) Melvin Chasen is the beneficial owner of 779,839 shares of Common Stock. The shares beneficially owned by Melvin Chasen include (i) 400,961 shares of Common Stock beneficially owned by Mr. Chasen, (ii) 178,100 shares beneficially owned by a family partnership for which Melvin Chasen exercises shared voting and investment authority, and (iii) 200,778 shares of Common Stock beneficially owned by Iris Chasen, the wife of Melvin Chasen. Melvin Chasen disclaims beneficial ownership of Iris Chasen's shares of Common Stock.

         (b) Number of shares of Common Stock as to which Melvin Chasen has:

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CUSIP No.   893767-30-1                     13D       Page  4  of   5    Pages
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                  (i) Sole power to vote or direct the vote: 0.

                  (ii) Shared power to vote or direct the vote: 779,839 shares of Common Stock. By virtue of the voting proxy granted in favor of the Purchaser under the terms of the Stockholders Agreement (as hereinafter defined), described in Item 6, Melvin Chasen may be deemed to have shared power to vote or to direct the vote of Melvin Chasen's 779,839 shares of Common Stock. See Item 6.

                  (iii) Sole power to dispose or to direct the disposition of: 0 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of:
         779,839 shares of Common Stock. See Item 6.

         (c) On September 8, 1999, Mr. Chasen sold 144,000 shares of Common Stock at $3.50 per share in a non-brokered transaction to a private investor. On September 8, 1999, the Chasen Family Partnership sold 56,000 shares of Common Stock at $3.50 per share in a non-brokered transaction to a private investor. On January 21, 2000, Mr. Chasen sold from his independent retirement account 4,970 shares of Common Stock at $4.75 per share in a brokered transaction in the public market. On January 22, 2000, Mr. Chasen sold from his independent retirement account 10,000 shares of Common Stock at $4.3125 per share in a brokered transaction in the public market. On January 24, 2000, Mr. Chasen sold from his independent retirement account 10,100 shares of Common Stock at $4.75 per share in a brokered transaction in the public market. On January 26, 2000, Mr. Chasen sold 100 shares of Common Stock at $5.06 per share in a brokered transaction in the public market. On February 11, 2000, Mr. Chasen sold 25,000 shares of Common Stock at $5.00 per share in a brokered transaction in the public market. On February 18, 2000, Mr. Chasen sold 10,000 shares of Common Stock at $5.00 per share in a brokered transaction in the public market.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Chasen.



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CUSIP No.   893767-30-1                     13D       Page  5  of   5    Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2000




                                               /s/   Melvin Chasen
                                             -------------------------------
                                                     Melvin Chasen

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs this statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18 U.S.C. 1001.)


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